AMERICAN GENERAL LIFE INSURANCE COMPANY

[OPTIONAL] ENDORSEMENT

Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

Terms not defined in this Endorsement shall have the same meaning given to them in the Contract.

The Withdrawal Charge and Penalty Free Withdrawal sections are deleted in their entirety. All references to Withdrawal Charges and Penalty Free Withdrawals are not applicable with the use of this Endorsement.

Signed for the Company to be effective as of the Contract Date.

AGE-8033 (12/14)